[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 11, 2011

Pamela A. Long

Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.

Registration Statement on Form S-1

Filed March 23, 2011

File No. 333-173022

Dear Ms. Long:

On behalf of our client, SunCoke Energy, Inc. (“SunCoke” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 15, 2011, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and is enclosing six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on March 23, 2011. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Form S-1 filed March 23, 2011

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and will include the price range in the Registration Statement as promptly as practicable in a subsequent filing.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the registration statement or the preliminary prospectus until it has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information the Company may exclude in reliance upon Rule 430A.

3.	Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

Response: The Company acknowledges the Staff’s comment and has included in Amendment No. 1 the Company logo and, in response to the Staff’s Comment 43, a map of its coal mining operations. Other than the graphics and photographs included in Amendment No. 1, the Company does not currently plan to include additional graphics or photographs in the prospectus. If that changes, the

Ms. Long

Securities and Exchange Commission

May 11, 2011

Company will provide the Staff with any such photographs or graphics as promptly as practicable in a subsequent filing.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

Response: The Company acknowledges the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation outlined in the Registration Statement.

5.	We note that you have yet to file a number of exhibits, including the legal opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

Response: The Company acknowledges the Staff’s comment and has filed several of the listed exhibits with Amendment No. 1, including the form of legal opinion. The Company notes that it will file all remaining exhibits as soon as practicable.

6.	In an appropriate part of the prospectus, please provide the dilution information required by Item 506 of Regulation S-K.

Response: The Company respectfully submits that Item 506 of Regulation S-K is inapplicable to the Registration Statement because the Company is not offering the shares to be sold. The Company therefore cannot provide any “comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons.” The net tangible book value per share before and after the offering will be the same because there will be no new capital injection into the Company resulting from the sale in the offering of shares already issued to the Company’s sole stockholder, Sunoco, Inc. (“Sunoco”). Accordingly, there will not be any change to the net tangible book value per share nor any immediate dilution from the shares purchased in the public market.

7.	We note the structure of the proposed two-step transaction that Sunoco may engage in to distribute your shares of common stock to the public. Please provide us a detailed analysis addressing how this two-step structure complies with Section 5 of the Securities Act, including any exemptions or exclusions upon which the parties involved intend to rely. In your analysis, please also address the following issues:

•

Whether Sunoco is properly characterized as a selling shareholder in an offering by its wholly-owned subsidiary since parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make secondary offerings of the issuer’s securities.

Ms. Long

Securities and Exchange Commission

May 11, 2011

•	Whether Sunoco is engaged in an indirect primary offering of your shares and should be identified as a co-registrant or an underwriter.

•	Why the initial debt exchange parties are identified as underwriters in addition to Sunoco.

•	The basis for registering the shares prior to completion of the debt exchange.

•	Whether the transaction should be recharacterized as a resale by the initial debt exchange parties following completion of the debt exchange.

Response: The Company respectfully submits that Sunoco’s sale of Company common stock, which will occur through a sale of Company common stock to a debt exchange party that then sells such stock to the public, should be viewed similarly to a “firm commitment” underwritten offering, in which a selling stockholder sells shares to an underwriter that, in turn, sells such stock to the public.

As described in the Registration Statement, Sunoco, which currently holds all of the outstanding Company common stock, will transfer in a private transaction shares representing less than 20% of the outstanding Company common stock to the “debt exchange party,” an affiliate of one of the underwriters, in exchange for debt securities of Sunoco held by the debt exchange party. Credit Suisse AG, Cayman Islands Branch (“CS”), an affiliate of Credit Suisse Securities (USA) LLC (“Credit Suisse”) is expected to be the “debt exchange party” referred to in Amendment No. 1.

CS (as the debt exchange party), Sunoco and, for limited purposes, the Company will enter into an exchange agreement that outlines the terms and conditions of the debt-for-equity exchange. The exchange agreement will also establish the exchange ratio for the debt-for-equity exchange, which will be based on the expected fair market value of the Sunoco debt being exchanged and the initial public offering price of the Company common stock. The debt-for-equity exchange is expected to take place on the fourth business day after the date of the exchange agreement and on the same day as, and just prior to, the closing of the public offering of Company common stock. On the date of the execution of the exchange agreement, Credit Suisse and the other underwriter will sign an underwriting agreement with CS (as the debt exchange party), the Company and Sunoco to conduct a public offering of the Company common stock to be received by the debt exchange party in the debt-for-equity exchange. Each of the underwriters will purchase the shares of Company common stock from the debt exchange party in a private transaction. The underwriters will then sell the shares of Company common stock to the public. The debt exchange party will keep the net proceeds from such sales.

Ms. Long

Securities and Exchange Commission

May 11, 2011

The Company respectfully submits to the Staff that, for purposes of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), this entire transaction, including the debt-for-equity exchange, should be viewed as a “firm commitment” underwritten offering in which Sunoco as selling stockholder will sell shares to the public through the debt exchange party and the underwriters. The only substantive difference between a firm underwritten offering and the transaction at hand is that, instead of receiving a cash payment for the Company common stock that is eventually sold to the public, Sunoco will be receiving debt securities in exchange for Company common stock. The debt-for-equity exchange and the subsequent sale of Company common stock will occur on the same day, similar to a traditional underwritten offering, where the placement of the offered stock to the underwriter and the sale of such stock by the underwriter to the public will occur on the same day. In addition, the pricing for the debt-for-equity exchange will be based on the public offering price for the sale of the Company common stock similar to a traditional underwritten offering, where the price for the sale of stock to an underwriter is based on the public offering price for the sale of such stock. The conditions to the debt exchange party’s obligations to effect the debt-for-equity exchange are also the same as the conditions to the underwriter’s obligations to effect the sale of the Company common stock. In sum, as in the case in a traditional underwritten offering by a selling shareholder, Sunoco will ultimately bear the pricing and consummation risk for the sale of the Company common stock to the public. The Company notes that the characterization of Sunoco as the selling stockholder in the offering, with the debt exchange party characterized as the underwriter, is consistent with the positions taken by companies who have engaged in similarly structured transactions. See the sale of common stock of AT&T Wireless Services, Inc. by AT&T Corp. (File No. 333-60472), the exercise of the over-allotment option in the sale of common stock of Agere Systems Inc. by Lucent Technologies Inc. (File No. 333-51594), and the sale of common stock of Medco Health Solutions, Inc. by Merck & Co., Inc. (File No. 333-86392) (registration withdrawn).

In your analysis, please also address the following issues:

•

Whether Sunoco is properly characterized as a selling shareholder in an offering by its wholly-owned subsidiary since parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make secondary offerings of the issuer’s securities.

•	Whether Sunoco is engaged in an indirect primary offering of your shares and should be identified as a co-registrant or an underwriter.

Response: Sunoco formed the Company in December 2010 to acquire, own, and operate the cokemaking and coal mining operations of Sunoco. Sunoco now desires to sell less than 20% of its ownership interests in the Company in an

Ms. Long

Securities and Exchange Commission

May 11, 2011

underwritten offering of the Company’s common stock registered under the Securities Act. Sunoco will sell the Company common stock to the debt exchange parties through the exchange structure described above, and such Company common stock will then be sold to the public through an underwritten offering. The underwriters in the offering will undertake the customary responsibility of contacting investors, marketing the securities, and selling the Company common stock to the public. Sunoco is not in the business of underwriting securities, and is not acting as a mere conduit for the Company to raise capital for the Company. The Company therefore respectfully submits that Sunoco is properly characterized as a selling stockholder in the offering and should not be considered a co-registrant or an underwriter in the offering. The Company notes that this approach is consistent with other transactions that have been registered under the Securities Act. See the sale of common stock of AT&T Wireless Services, Inc. by its parent AT&T Corp. (File No. 333-60472); the sale of common stock of American Water Works Company, Inc. by its parent RWE Aqua Holdings GmbH (File No. 333-145725); the sale of common stock of Constar International Inc. by its parent Crown Cork & Seal Company, Inc. (File No. 333-88878); and the sale of common stock of Agere Systems Inc. by its parent Lucent Technologies Inc. in connection with the exercise of the over-allotment option by the underwriters in that transaction (File No. 333-51594).

•	Why the initial debt exchange parties are identified as underwriters in addition to Sunoco.

Response: The Company respectfully submits to the Staff that the debt exchange party will be deemed to be an underwriter with respect to any shares of Company common stock that it acquires in the exchange and sells in the offering because the debt exchange party is acquiring the Company common stock from Sunoco with a view to redistributing such stock to the public. As noted above, the debt-for-equity exchange is expected to occur on the same day as, and just prior to, the closing of the public offering of Company common stock. Accordingly, it is expected that the debt exchange party will acquire the Company common stock from Sunoco with a view to distributing such stock to the public, thereby qualifying as an underwriter for the offering.

•	The basis for registering the shares prior to completion of the debt exchange.

Response: For the reasons described above, the Company respectfully submits that for purposes of Section 5 of the Securities Act, the transaction, including the debt-for-equity exchange, should be viewed as a “firm commitment” underwritten offering in which Sunoco as selling stockholder will exchange shares of Company common stock for outstanding Sunoco debt securities held by the debt exchange party, which in turn will sell such shares to the underwriters, and the

Ms. Long

Securities and Exchange Commission

May 11, 2011

underwriters will sell those shares to the public. The debt exchange party will keep all of the net proceeds from such sales. Consistent with a “firm commitment” underwritten offering, the shares of Company common stock must be registered prior to their delivery of such shares to the underwriters.

•	Whether the transaction should be recharacterized as a resale by the initial debt exchange parties following completion of the debt exchange.

Response: For the reasons described above, the Company respectfully submits to the Staff that for purposes of Section 5 of the Securities Act, the entire transaction, including the debt-for-equity exchange, should be viewed as a “firm commitment” underwritten offering registered under the Securities Act. The debt exchange party will be deemed to be an underwriter with respect to any shares of Company common stock that it acquires in the exchange and sells in the offering, and Sunoco will be deemed the selling stockholder of any shares of Company common stock that the debt exchange party acquires from Sunoco in the exchange and sells in this offering. As noted above, the debt exchange party is acquiring the Company common stock from Sunoco with a view to redistributing such stock to the public and, therefore, is more properly characterized as an underwriter as opposed to a selling stockholder.

8.	We note that Sunoco plans to distribute all the shares of SunCoke’s common stock that it continues to own after the offering by means of a spin-off to holders of Sunoco’s common stock. Please provide us with a detailed analysis addressing how Sunoco will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of SunCoke’s shares of common stock. Please refer to Staff Legal Bulletin 4 (September 16, 1997) for guidance.

Response: Sunoco plans to effect the spin-off of the shares of Company common stock that it owns following the offering in a manner that complies with its obligations under Section 5 of the Securities Act.

The Commission has stated that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act

Ms. Long

Securities and Exchange Commission

May 11, 2011

registration is required. In particular, the Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

(1)	the parent shareholders do not provide consideration for the spun-off shares;

(2)	the spin-off is pro-rata to the parent shareholders;

(3)	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

(4)	the parent has a valid business purpose for the spin-off; and

(5)	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Company respectfully submits that Sunoco’s planned spin-off of the shares of Company common stock that it owns following the offering will comply with the aforementioned requirements and will not require registration under the Securities Act.

(1) No consideration for the spun-off shares

In the spin-off, Sunoco shareholders will receive a distribution, Company common stock in the form of a dividend with no reaccrument of payment or other consideration owed by Sunoco’s shareholders in respect of Company common stock received. Sunoco’s shareholders will not be transferring any value to Sunoco in exchange for the distribution of Company common stock.

(2) Spin-off is pro-rata to shareholders of Sunoco

The distribution of the shares of the Company common stock will be effected on a pro rata basis, in proportion to each shareholder’s ownership interest in Sunoco. Consequently, the shareholders of Sunoco will have the same proportionate ownership interest in the Company and in Sunoco, respectively, both before and after the spin-off.

(3) Adequate information is provided to Sunoco’s shareholders

At the time of the proposed spin-off, which will take place no sooner than 120 days after the offering, the Company will have been subject to Exchange Act reporting requirements for over 90 days and expects that it will have been current in its reporting under the U.S. Securities Exchange Act of 1934, as amended. Sunoco will also publicly disclose the ratio used by Sunoco to compute the number of shares of the Company common stock that will be distributed per share of Sunoco common stock, the treatment for fractional shares and the expected tax consequences, if any, of the spin-off.

Ms. Long

Securities and Exchange Commission

May 11, 2011

(4) Sunoco has a valid business purpose for the spin-off

The spin-off is expected to provide significant benefits, including the following:

•

Sunoco believes the spin-off will allow it to operate its business without the distractions of holding a majority ownership interest in the Company’s business. There is little overlap between the industries, customers, and geographies of the two businesses. The skills required to manage a growth business with international prospects, such as the Company’s business, are different than those needed to manage Sunoco’s more mature and localized businesses. The Company business will be better positioned for success if it is managed by executives who have the time and ability to travel extensively, oversee growth, and cultivate client relationships, domestically and abroad. Such demands are a distraction to Sunoco’s management of its other businesses. The spin-off will free up time and human resources for Sunoco senior management to focus on Sunoco’s business without distraction from the Company’s business, while permitting the Company to build a management team that can focus solely on the Company’s strategic initiatives and future growth.

•

The spin-off will also facilitate employee hiring, retention, and motivation at the Company by providing leadership opportunities that would not exist in the combined structure, by giving management and other employees a sense of control over their own destiny, and by aligning employees’ prospects with those of the businesses for which they work.

•

Separating the Company’s business from Sunoco’s other businesses will also allow each business the flexibility to establish appropriate compensation policies to best motivate employees, align employees’ incentives with those of the relevant business, and attract and retain talent. The spin-off will allow Sunoco and the Company to establish equity-based incentive compensation programs reflective of each company’s discrete performance to motivate their respective employees.

•

In addition, the Company’s business and Sunoco’s business compete for capital in the current structure. Both businesses are highly capital-intensive yet have very different cash flow profiles. After the spin-off, the Company will be able to make investments favorable to itself and its future growth without regard to the goals of Sunoco’s business.

•

Absent the spin-off, the Company’s access to equity capital is limited by its membership in the Sunoco family of companies. Equity investors and research analysts favor “pure play” companies. As a separate entity, the Company will have a better, more focused story and a track record of

Ms. Long

Securities and Exchange Commission

May 11, 2011

growth to present to investors, facilitating the Company’s ability to raise equity capital.

•	Sunoco and the Company each anticipate that its stock will become a more effective acquisition currency after the spin-off because equity markets tend to value “pure play” companies.

The Company believes that these are valid business purposes for the spin-off.

(5) Holding period for restricted securities

The Staff Bulletin stated that the holding period for restricted securities would not apply where the parent formed the subsidiary being spun off. Since Sunoco formed the Company and believes the other conditions provided in the Staff Bulleting have been satisfied, the Company respectfully submits that this final condition has been satisfied.

9.	We note that the sections “Industry and Market Data” and Glossary of Selected Terms” immediately follow the Table of Contents. Please relocate these sections to more appropriate locations in the prospectus, as the Summary must immediately follow the Table of Contents.

Response: The Company has relocated the sections “Industry and Market Data” and “Glossary of Selected Terms” to the end of the Registration Statement. Please see pages 187 through 192.

Front Cover Page of Registration Statement

10.	We note the disclosure in footnote (1) to the fee table that the initial debt exchange parties have an option to purchase additional shares. However, the disclosure on the cover page of the prospectus indicates that the underwriters have the option to purchase these shares from the selling stockholder, i.e. Sunoco. Please advise or revise accordingly.

Response: The Company has removed the fee table in Amendment No. 1 but in any subsequent amendment to the Registration Statement that includes the fee table (which the Company expects will be amended), the Company will revise the footnote to the fee table to replace “initial debt exchange parties” with “underwriters”.

Industry and Market Data, page ii

11.

We note the disclosure in the first paragraph regarding the sources of certain information included in your prospectus. Please disclose whether you funded or were otherwise affiliated with any of the sources you cite. Otherwise,

Ms. Long

Securities and Exchange Commission

May 11, 2011

please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: The Company confirms that all of the sources are widely available to the public. Some of the sources require the payment of a subscription fee to access the sources, but all of such sources are widely available.

12.	We note your statements relating to industry and market data used in the prospectus. For example, you state that “we have not independently verified any third-party information.” Please note that you are responsible for the entire contents of the registration statement and you may not use language that could be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Response: The Company has revised the Registration Statement on page 187 in response to the Staff’s comment.

Glossary of Selected Terms, page iii

13.	We note your glossary includes definitions of proven and/or probable reserves. In the event your proven and/or probable reserves were calculated using the guidelines established by USGS Information Circular 831 (IC-831), please disclose the appropriate criteria along with your definitions.

Response: The Company supplementally advises the Staff that it calculated proven and probable reserves using the guidelines established by USGS Information Circular 891. The Company has revised the Registration Statement on page 191 to provide additional criteria used by Marshall Miller & Associates in determining the Company’s proven and probable reserves.

Prospectus Summary, page 1

14.	Please ensure that the information you provide in your summary is balanced. For example, you emphasize that you the largest producer of metallurgical coke in the Americas, that you are technological leader in cokemaking, and that you had total revenues of $1.3 billion in the year ended December 31, 2010, but do not discuss your decrease in net income from 2009 to 2010 and that ArcelorMittal accounted for approximately 69 percent of your total revenue for the year ended December 31, 2010. Please revise your disclosure accordingly.

Response: The Company duly acknowledges the Staff’s comment and has revised the Registration Statement on page 2 to disclose that ArcelorMittal accounted for

Ms. Long

Securities and Exchange Commission

May 11, 2011

approximately 69 percent of the Company’s total revenue for the year ended December 31, 2010.

The Company has considered the Staff’s suggestion to discuss the Company’s decrease in net income from 2009 to 2010. However, the Company believes that the $64.9 million decrease is largely driven by two factors that are not relevant to the Company’s future profitability. First, the 2009 period includes a one-time $40.7 million investment tax credit associated with the commencement of operations at the Granite City facility as noted in Management’s Discussion and Analysis of Financial Position and Results of Operations on page 63. The other significant cause of the decline is the impact of lower coal prices on the favorable coal cost component of coke sales price for the Jewell facility which totaled approximately $20 million after tax. As noted in the Recent Developments section of the Prospectus Summary on page 6 and in Management’s Discussion and Analysis of Financial Position and Results of Operations on page 52, the Jewell coke sales agreement was amended and the favorable coal cost component of the coke price was eliminated, reducing the impact of coal prices on net income. Excluding these two factors, the change in net income would have been less than $10 million dollars and less than 10%. As such, the Company respectfully submits that a reference to the decline in net income in the Prospectus Summary is not warranted.

15.	We note your statement in this section and throughout the registration statement that “[w]e are the largest independent producer of high-quality metallurgical coke in the Americas.” Please disclose the measure by which you are the largest producer and provide supplemental support for this statement.

Response: The Company has revised the Registration Statement on pages 1, 2, 84 and 85 in response to the Staff’s comment. The Company is also providing the Staff with supplemental support for this statement under separate cover.

16.	Please disclose net income recognized in accordance with US GAAP when presenting Adjusted EBITDA with equal or greater presence. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Response: The Company has revised the Registration Statement on pages 2 and 85 in response to the Staff’s comment.

17.	Please disclose how Sunoco’s indebtedness being exchanged for SunCoke Energy’s shares of common stock relates to SunCoke and/or SunCoke Energy, if at all.

Response: The Company has revised the Registration Statement on page 7 in response to the Staff’s comment.

Ms. Long

Securities and Exchange Commission

May 11, 2011

The Offering, page 9

18.	In this section and the Underwriting section, please identify the initial debt exchange parties, disclose their relationships to Credit Suisse and the other underwriters that have not yet been identified in the prospectus, and disclose the amount of Sunoco’s debt that will be forgiven as a result of the offering.

Response: The Company has revised the Registration Statement on pages 7, 8 and 180 to disclose that an affiliate of one of the underwriters will serve as the debt exchange party and that it is a representative of the underwriters. The amount of Sunoco’s debt that will be forgiven as a result of the offering will depend on the quantity and price of the common stock offered. The Company will provide an estimate of the expected amount of Sunoco’s debt that will be forgiven in connection with the offering based on the midpoint of the price range to be included on the cover of the preliminary prospects, which will be included in a subsequent amendment to the Registration Statement.

Summary Historical and Pro Forma Financial and Operating Data, page 10

19.	We note your presentation of Adjusted EBITDA which you note is being presented to help investors understand your results of operations on page 10. This disclosure would suggest that Adjusted EBITDA is presented as a performance measure. We further note your disclosure on page 13 in which you state the non-GAAP measure is presented to enhance an investor’s understanding of a business’ ability to generate cash for capital expenditures and other purposes. This disclosure would suggest that Adjusted EBITDA is presented as a liquidity measure. If you intend to present Adjusted EBITDA as a liquidity measure, please reconcile this non-GAAP measure to operating cash flows for each period presented. Please also present the three categories of the cash flow statement with equal or greater prominence. Currently, the cash flow data is presented below Adjusted EBITDA. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

Response: The Company supplementally advises the Staff that its presentation of Adjusted EBITDA was intended as a performance measure. Accordingly, the Company has revised the Registration Statement on pages 14 (FN3) and 47 (FN4) in response to the Staff’s comment by deleting the statements that Adjusted EBITDA was presented to enhance an investor’s understanding of the business’s ability to generate cash flow for capital expenditures and other purposes.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Risk Factors, page 13

20.	We note the third and fourth sentences contained in the first paragraph in this section. Please note that all known material risks should be described. If risks are not deemed material they should not be described. Please revise your disclosure accordingly.

Response: The Company has revised the Registration Statement on page 15 in response to the Staff’s comment.

As a public company, we will become subject to additional financial and other reporting … , page 29

21.	We note your disclosure that Sunoco identified a material weakness that impacted fiscal year 2010 and was not remediated as of December 31, 2010. As your combined financial statements were prepared under the same internal control over financial reporting environment, please provide investors with additional disclosures that explain the nature of the material weakness, the control deficiency impact on your financial reporting and internal control over financial reporting, and the current plans, if any, for remediating the material weakness. Please also disclose when Sunoco anticipates remediation of the material weakness to be completed and when you anticipate establishing your own tax accounting process. Please refer to Item 308 of Regulation S-K for guidance.

Response: The Company has revised the Registration Statement on pages 31 and 32 in response to the Staff’s comment.

Cautionary Statement Concerning Forward-Looking Statements, page 39

22.	We note the statement in the second paragraph that you “do not have any intention or obligation to update any forward-looking statements…” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: The Company has revised the Registration Statement on page 40 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 47

23.

Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X. Please ensure that your presentation of the pro

Ms. Long

Securities and Exchange Commission

May 11, 2011

forma combined financial statements fully complies with the guidance in Article 11-02 of Regulation S-X. Specifically:

•	Your introduction to the pro forma financial information fully explains the transactions to be reflected in the pro forma combined financial statements.

•	Your disclosures clearly communicate the nature and amounts of the adjustments being made, including how you determined the adjustment amount.

•	You include disclosures for transactions that are not to be reflected in the pro forma financial statements.

Response: The Company acknowledges the Staff’s comment and will make appropriate disclosures as suggested by this comment when complete pro forma financial information is filed in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 56

24.	We note that the coal cost component typically does not impact your segment operating results, unless actual coal-to-coke yields are less than the contractual standards and there is a negative impact to the segment’s operating results. Please revise your disclosure to indicate if there was a material negative impact to segment or consolidated operating results from the coal-to-coke yields. To the extent there was, please quantify the impact, including the identification of the corresponding facility.

Response: The Company has revised the Registration Statement on pages 62 and 65 in response to the Staff’s comment.

Analysis of Segment Earnings, page 59

25.

Please ensure that your discussion and analysis at the segment level fully explains to investors material changes in sales and other operating revenue in addition to operating income (loss) attributable to net parent investment. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. In this regard, the factors impacting a change in profit margins between fiscal years presented would not also explain a change in sales trends between the same fiscal years, as profit margins eliminate the variability in sales recognized. For example, we

Ms. Long

Securities and Exchange Commission

May 11, 2011

note that your Jewell Coke reportable segment’s sales declined by 8 percent for fiscal year 2010 in comparison to fiscal year 2009. We further note that the Jewell Coke reportable segment’s profit margin declined to 49.5 percent from 54.8 percent The factor discussed for the decline in segment income appears to provide an explanation for the decline in sales recognized but does not appear to provide investors with a full understanding as to how the decline in the coal cost component also resulted in a 9.7 percent decline in the profit margin. Please revise your discussion and analysis for each of your reportable segments for each period presented to ensure you provide investors with a complete understanding of the material factors impacting your operating results. Another example is your discussion and analysis of the Other Domestic Coke reportable segment’s fiscal year 2009 operating results in comparison to fiscal year 2008. The discussion and analysis provided does not appear to provide investors with an understanding as to why sales increased but profit margin declined. Please note that these examples are not an all-inclusive list of where your discussion and analysis could be improved.

Response: The Company has revised the Registration Statement on pages 61 through 65 in response to the Staff’s comment.

26.	Please disclose the percentage at which the Indiana Harbor facility operated of its contractual minimum for fiscal year 2009.

Response: The Company has revised the Registration Statement on page 62 in response to the Staff’s comment.

27.	Please quantify the impact of each material factor discussed impacting your operating results. Please refer to Item 303(A)(3) and Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance. For example, please quantify the impact the adjustment to the coal-to-coke yield for fiscal year 2010 and the payments received during fiscal year 2009 for the reduction in production levels for 2009, which were factors that caused the Indiana Harbor facility’s earnings to decline. Please note that there are other examples where you should provide investors with quantified information throughout your discussion and analysis of your operating results.

Response: The Company has revised the Registration Statement on pages 61 through 65 in response to the Staff’s comment.

28.	We note that your Indiana Harbor facility’s production declined during fiscal year 2010, resulting in a 93 percent production rate of the contractual minimum production. Please quantify the impact to your sales and segment income for this decline in production.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Please refer to Item 303(A)(3) and Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response: The Company has revised the Registration Statement on page 62 in response to the Staff’s comment.

Liquidity and Capital Resources, page 64

29.	On page 67, we note that you have received advances from affiliates totaling $888.5 million at December 31, 2010. In this section, please discuss any related party loans, including the identity of the related party, the principal amount owed, the interest rate, and the due date, if any.

Response: The Company has revised the Registration Statement on page 67 in response to the Staff’s comment.

30.	On page 65, we note that you have a number of significant capital expenditure projects in 2011. Please disclose the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 69 in response to the Staff’s comment.

Critical Accounting Policies, page 67

31.	We note that you are using a long-term expected rate of return on plan assets of 8.25 percent. We further note that the compounded annual investment return on your pension plan assets is 7.4 percent. Please provide investors with an understanding for the difference in rates and why it is reasonable to use a long-term expected rate of return on plan assets in excess of the compounded annual return rate.

Response: The Company has revised the Registration Statement on page 73 in response to the Staff’s comment.

32.	We note your disclosure that the carrying value of the Indiana Harbor cokemaking facility was $115.3 million as of December 31, 2010. We further note your disclosure on page F-10 that the current estimates of the undiscounted future cash flows associated with the Indiana Harbor operations exceeded the carrying value. Since the carrying value of the Indiana Harbor cokemaking facility is 26.9 percent of total equity and your disclosures that note the issues with the facility assets to function as expected, please include disclosure that addresses the following:

Ms. Long

Securities and Exchange Commission

May 11, 2011

•	The amount or percentage that undiscounted cash flows exceeds the carrying value of these assets.

•	A description of the material assumptions used to estimate the undiscounted cash flows.

•	The considerations you made in estimating the future cash flows as it relates to your potential inability to fulfill the minimum requirements in accordance with the ArcelorMittal agreement.

Response: The Company has revised the Registration Statement on page 72 in response to the Staff’s comment.

33.	Please include your accounting policy for capitalizing maintenance costs, including the types of direct and indirect costs capitalized. Please tell us the specific reference to the FASB ASC that supports your accounting policy. In this regard, we note your disclosure on page 13 which states, “Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives. Maintenance capital expenditures also include projects which improve the efficiency, reliability or effectiveness of existing assets which are expected to improve the financial results from the assets.” Please demonstrate for us how the second part of this disclosure complies with US GAAP. For the project with the largest capitalized asset, please provide us with an example of a project that improves the efficiency, reliability and/or effectiveness of your existing assets that will then improve your financial results generated from these assets. Please also provide us with a detailed explanation as to how you determined these costs should not be expensed as incurred, including the specific reference to the FASB ASC that supports your accounting.

Response: The Company supplementally advises the Staff that it is not the Company’s policy to capitalize maintenance costs. The Company’s policy is that repairs and maintenance costs are expensed as incurred. This policy is described in Note 1 to the combined financial statements under Properties, Plants and Equipment. Maintenance capital expenditures is a term which is frequently used by companies and the investor community to refer to capital expenditures which do not generate new revenue streams attributable to capacity expansions or new facilities. As noted in the Company’s disclosure on pages 14 and 47, maintenance expenditures refer to the spending to replace existing equipment which will maintain existing operating capacity or extend their useful lives. Such expenditures may also include new equipment which improves the efficiency or reliability of existing assets. The Company believes that capitalization of costs is appropriate in these situations. An example of a maintenance capital expenditure

Ms. Long

Securities and Exchange Commission

May 11, 2011

which is expected to improve the efficiency, reliability and effectiveness of existing assets is the capital project to improve reliability of the energy recovery systems and enhance environmental performance at the Company’s Haverhill and Granite City cokemaking facilities described on pages 54, 65 and 108 of the Registration Statement. The project is expected to improve the environmental performance of the respective cokemaking facilities by reducing emissions and also increase the heat recovered to generate more steam and electricity which should reduce compliance costs and increase steam and electricity revenues.

The Company has revised the Registration Statement on 14 and 47 in response to the Staff’s comment.

34.	Please include your assessment of when to capitalize maintenance costs versus expense maintenance costs as a critical accounting estimate to your consolidated financial statements. In this regard, we note the materiality of the maintenance costs capitalized during fiscal year 2010 to your operating cash flows and operating income. Please ensure your disclosures explain the key factors considered in your determination of capitalizing these costs versus expensing these costs. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: As noted in the response to comment 33 above, the Company does not capitalize maintenance costs. Accordingly, the Company does not believe that any incremental disclosures are required in the critical accounting policy discussion for Properties, Plants and Equipment.

35.	Considering the significance of property, plants and equipment to your combined balance sheets and your operations, please quantify the repairs and maintenance costs expensed during each period presented. This additional disclosure will allow investors to better understand the magnitude of all costs related to maintaining the functionality of your assets.

Response: The Company has considered the Staff’s comment and notes that annual repairs and maintenance expenditures approximate less than five percent of total costs and operating expenses in 2010, 2009, and 2008. As this does not constitute a significant cost, the Company does not believe that disclosing repairs and maintenance expense provides meaningful additional disclosure and requests that the Company may omit such disclosure.

Business, page 80

36.	Please revise your disclosure to provide the following information in accordance with Item 101 of Regulation S-K:

Ms. Long

Securities and Exchange Commission

May 11, 2011

•	the year and form of organization of the company required by Item 101(a)(1);

Response: The Company has revised the Registration Statement on page 84 in response to the Staff’s comment.

•	the financial information regarding business segments required by Item 101(b);

Response: The Company has revised the Registration Statement on page 104 in response to the Staff’s comment.

•	the geographic information required by Item 101(d); and

Response: The Staff is supplementally advised that the Company’s only international operations are in Brazil. The financial information for these operations are reported as the International Coke business segment in Management’s Discussion and Analysis of Financial Condition and Results of Operations and note 14 to the Company’s combined financial statements. The revenue information required by Item 101(d) is provided in note 14 to the Company’s combined financial statements. Long-lived assets for this segment totaled approximately $1 million at December 31, 2010 and are therefore deemed immaterial for disclosure. The Company has revised the Registration Statement on page 104 in response to the Staff’s comment.

•	the principal methods of competition for your coal mining segment required by Item 101(c)(1)(x).

Response: The Company has revised the Registration Statement on page 107 in response to the Staff’s comment.

Indiana Harbor Cokemaking Facility, page 89

37.	Please identify the third parties that hold a combined 34 percent in the partnership that owns the Indiana Harbor cokemaking facility.

Response: The Company has revised the Registration Statement on page 94 in response to the Staff’s comment.

Coal Mining Operations, page 96

38.

Please note that the common definition for the term “reserve base” includes the aggregate of sub-economic and/or uneconomic coal along with economic coal. The provisions in Industry Guide 7 preclude the use of any terms other

Ms. Long

Securities and Exchange Commission

May 11, 2011

than proven and/or probable reserves for disclosure in SEC documents. Please modify the term “reserve base” in your filing and supplementally certify that no sub-economic coal is included within your proven and probable reserve estimates.

Response: The Company has revised the Registration Statement on pages 6, 27, 88 and 100 in response to the Staff’s comment. The Company certifies that no sub-economic coal is included within the estimates of proven and probable reserves.

39.	We note you report proven and probable reserves by seam alone. Please disclose your proven and probable reserves by mine site location or property. For each of your mines, please provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining equipment used and other infrastructure facilities present

•	A list of your coal processing and/or handling facilities.

•	The road, barge and/or railroad access to each of your properties.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any mine expansions, contractions or decommissioning within the last three years.

•	Any planned expansions or reductions in mining.

•	Any joint ownership.

•	Any use of mining contractors.

Response: As discussed with the Staff’s mining engineer on April 28, 2011, the Company’s mines are substantially contiguous and located in a small geographic area and, therefore, the Company respectfully submits that disclosure of proven and probable reserves by mine site location or property is not necessary.

40.	We also note you acquired the Harold Keene Coal Company Inc. (HKCC) in January 2011, but do not provide detailed information regarding their

Ms. Long

Securities and Exchange Commission

May 11, 2011

facilities, production, or their proven and/or probable reserves in your filing disclosure. Please revise your filing to disclose more detailed information regarding this acquisition. In particular, please provide HKCC’s facility descriptions and their proven and probable reserves alongside your property descriptions and reserves. Please provide an estimate of the HKCC mines annual production, noting the date of your acquisition.

Response: The Company has revised the Registration Statement on page 100 and 101 in response to the Staff’s comment.

41.	In your reserve table or another table, please disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine and disclose the following:

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•	Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content or other appropriate measurement in the case of metallurgical coal.

•

If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate

•	Disclose your percentage of compliance and non-compliance coal.

By “assigned” and “unassigned,” we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

Response: The Company has revised the Registration Statement on page 102 in response to the Staff’s comment.

Ms. Long

Securities and Exchange Commission

May 11, 2011

42.	Please provide a table showing the last three years annual production for each of your mines, and your weighted average price received for your coal for this period. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response: Following a conference call with the Staff’s mining engineer, the Company’s mines are substantially contiguous and located in a small geographic area, and, therefore, the Company respectfully submits that such disclosure is not necessary.

43.	Insert a small-scale map showing the location and access to your property. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC’s EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the engineering staff for our review.

Response: The Company has revised the Registration Statement on page 101 in response to the Staff’s comment.

44.	Disclose if you have had qualified title companies confirm your property right assertions. Discuss what type of title review you have for the majority of your reserves.

Response: The Company has revised the Registration Statement on pages 104 and 105 in response to the Staff’s comment.

45.	We note that Marshall Miller and Associates reviewed and confirmed your proven and probable reserves. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7. This includes:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

Ms. Long

Securities and Exchange Commission

May 11, 2011

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacings used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	A detailed description of your procedures for estimating “reserves.”

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

Response: The Company has supplementally provided the Staff with the requested information.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Employees, page 100

46.	Please disclose the expiration dates of the collective bargaining agreements for your unionized labor force in the United States and Brazil.

Response: The Company has revised the Registration Statement on page 105 in response to the Staff’s comment.

Legal Proceedings, page 108

47.	Please disclose the court that ordered the mediation with ArcelorMittal to resolve the Jewell facility coke pricing litigation. See Item 103 of Regulation S-K.

Response: The Company has revised the Registration Statement on page 113 in response to the Staff’s comment.

Management, page 110

48.	In the biographies of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for you at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 115 and 116 in response to the Staff’s comment.

49.	On page 114, we note that you identify Messrs. Titus, McGrath, and White as named executive officers. Please identify these persons as members of management in this section and include biographies in accordance with Item 401(b) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 115, 116, 117 and 120 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 114

50.

We note that you and Sunoco engaged in benchmarking in 2010. For example, Sunoco benchmarked total direct compensation at the competitive median of the Sunoco Market Data and you benchmarked total direct compensation at the 50th percentile of the SunCoke Survey Data. For each instance where you and Sunoco benchmarked an element of compensation or

Ms. Long

Securities and Exchange Commission

May 11, 2011

a group of elements, please clearly identify the benchmark for each named executive officer, identify the component companies, and disclose where actual compensation fell within the targeted parameters for each named executive officer. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. We note that you do not disclose the companies composing the SunCoke Survey Data.

Response: The Company has revised the Registration Statement on pages 121, 123, 124, and 130 in response to the Staff’s comment.

Elements/Components of Sunoco’s 2010 Compensation Programs, page 115

Annual Incentive, page 115

51.	We note that the annual incentive payout percentages for Messrs. Henderson and Thomson were increased from the Sunoco performance as a result of individual performance. Please revise your disclosure to discuss the elements of individual performance and contribution that are taken into account when determining each named executive officer’s payout percentage. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 123 and 124 in response to the Staff’s comment.

Elements/Components of SunCoke’s 2010 Compensation Programs, page 124

SunCoke Annual Incentive, page 124

52.	Please revise your disclosure to explain how you determined the actual results achieved for the HES and plant reliability performance goals. Additionally, please disclose how you evaluated the results achieved against the performance goals to reach a payout factor of 89.4 percent. Finally, we note that the annual incentive payout percentages for Messrs. Titus, McGrath, and White were adjusted for individual performance. Please revise your disclosure to discuss the elements of individual performance and contribution that are taken into account when determining each named executive officer’s payout percentage. Refer to Item 402(b)(2) (vii) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 130 and 131 in response to the Staff’s comment.

Ms. Long

Securities and Exchange Commission

May 11, 2011

SunCoke Performance-Based Cash Awards, page 126

53.	We note your disclosure regarding the amount awarded to Mr. McGrath with regard for the 2008-2010 performance cycle. Please revise your discussion to disclose the actual results achieved for the performance measures in the 2008-2010 cycle, how you evaluated the actual results against the performance measures to determine that 100 percent correlated to the actual results achieved, and the base amount for Mr. McGrath.

Response: The Company has revised the Registration Statement on page 133 in response to the Staff’s comment.

Arrangements Between Sunoco and Our Company, page 137

54.	We note the statement in the first sentence of the second introductory paragraph. Please be advise that you must file all agreements discussed in this section, not just those you determinate are material. Please revise accordingly. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 154 in response to the Staff’s comment.

55.	We note the second sentence in the second paragraph that the summary is qualified by reference to the agreements between you and Sunoco. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Response: The Company has revised the Registration Statement on page 154 in response to the Staff’s comment.

56.	Please advise us as to the basis for the statements in the last two sentence of the second introductory paragraph.

Response: The Company has revised the Registration Statement on page 154 in response to the Staff’s comment.

57.	Please note that we may have additional comments on this section after the agreements are filed.

Response: The Company acknowledges the Staff’s comment.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Review and Approval of Related-Person Transactions, page 147

58.	We note your disclosure relating to the policies and procedures for related party transactions. However, in accordance with Item 404(b) of Regulation S-K, please disclose the types of transactions that are covered by your policies and procedures, the standards applied pursuant to those policies and procedures, and a statement of whether these policies and procedures are in writing and, if not, how these policies and procedures are evidenced.

Response: The Company has revised the Registration Statement on pages 164 and 165 in response to the Staff’s comment.

Ownership of Our Common Stock, page 148

59.	Please provide the selling stockholder information required by Item 507 of Regulation S-K in this section.

Response: The Company has revised the Registration Statement on page 166 in response to the Staff’s comment.

Description of Our Capital Stock, page 149

60.	In the first paragraph, please remove the qualification of your disclosure by reference to your governing documents. You may not qualify information in the prospectus by reference to information outside the prospectus unless contemplated by the form. See Rule 411(a) of Regulation C.

Response: The Company has revised the Registration Statement on page 167 in response to the Staff’s comment.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

Combined Statements of Income, page F-3

61.	We note your presentation of capitalized interest within financing income, net. Please tell us the amount of capitalized interest cost included in your combined balance sheet as of December 31, 2010, including the line item(s) these costs are included. Further, please explain to us why you have presented the amortization of capitalized interest below operating income. To the extent that these costs are material to total assets, total equity, and/or operating income for any of the periods presented, please include your accounting policy for capitalizing interest costs and recognition in the combined statements of income. Please refer to ASC 835-20 for guidance.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Response: The Staff is supplementally advised that the capitalized interest shown in the financing section of the combined statements of income relates to interest capitalized on construction in progress during the respective year. It does not include amortization of capitalized interest which is included in depreciation, depletion and amortization which is included in the determination of operating income. For the years ended December 31, 2010, 2009 and 2008, capitalized interest represented 0.4, 0.6 and 2.3 percent, respectively, of the Company’s pretax income and 0.3, 0.7 and 1.3 percent, respectively, of the Company’s capital expenditures. Accordingly, the Company believes that capitalized interest is immaterial to the Company’s financial statements and therefore do not believe that any additional disclosures are necessary.

1. Summary of Significant Accounting Policies, page F-7

Cash Equivalents, page F-9

62.	We note your accounting policy for classifying investments as cash equivalents. It is unclear how this accounting policy complies with ASC 305-10-10. Please advise.

Response: The Staff is supplementally advised that the Company believes that its policy complies with the requirements of ASC 305-10-20, which defines cash equivalents as short-term, highly liquid instruments that have both of the following characteristics:

a.	Readily convertible to known amounts of cash

b.	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

ASC 305-10-20 also states that generally only investments with original maturities of three months or less qualify under that definition. Original maturity means original maturity to the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents.

The Company has revised the Registration Statement on page F-9 to include disclosure indicating that the Company’s cash equivalents may also include money market investments.

Asset Retirement Obligations, page F-11

63.	Please include the disclosures required by ASC 410-20-50 for your asset retirement obligations.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Response: The Company has revised the Registration Statement on pages F-4 and F-19 in response to the Staff’s comment.

2. Related Party Transactions, page F-11

64.	Please disclose the interest rate used to determine interest expense for the amounts due to Sunoco for each period presented. Please clarify whether Sunoco charged SunCoke interest expense for the outstanding amounts due historically.

Response: The Company has revised the Registration Statement on page F-11 in response to the Staff’s comment.

65.	Please provide us with an explanation as to why you have excluded The Claymont Investment Company (Claymont) from the combined financial statements of SunCoke. In this regard, please provide us with an understanding as to the assets, liabilities and operations of Claymont, including its relationship with SunCoke. To the extent that you continue to exclude Claymont from the combined financial statements of SunCoke, please provide investors with a comprehensive explanation as to why Claymont has been excluded as part of your pro forma financial statements. Please also explain to investors the business purpose for the loans to Claymont.

Response: The Company supplementally advises that Staff that the Claymont Investment Company (“Claymont”), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds for SunCoke and other subsidiaries and affiliates of Sunoco. Claymont also has other investment activities. In connection with the cash investments by third parties in the Company’s Jewell and Indiana Harbor partnerships in 2000 and 2002, respectively, the partnerships loaned their excess funds to Claymont. Interest income on the loans is distributed to the partners in accordance with their respective partnership sharing percentages. However, as indicated above, Claymont’s business activities are not limited to its borrowings from the Jewell and Indiana Harbor partnerships. Claymont also holds investments in loans receivable from a third-party and other Sunoco subsidiaries and collects taxes from Sunoco subsidiaries and remits them to federal and state taxing authorities. Furthermore, the funds loaned to Claymont were not under the control of the Company’s management nor were they dedicated specifically to its business activities. As such, the Company respectfully submits that Claymont should not be included in the SunCoke historical financial statements.

Prior to the separation, Sunoco intends to separate Claymont into two entities. One entity, Claymont-Sunoco, would retain all the activities that relate to Sunoco. The other entity, Claymont-SunCoke, will have receivables from SunCoke and

Ms. Long

Securities and Exchange Commission

May 11, 2011

certain of its subsidiaries and the outstanding borrowings payable to the Jewell and Indiana Harbor partnerships. As explained in note D to the pro forma financial statements included in the Registration Statement, Claymont-SunCoke will be contributed by Sunoco to SunCoke. Adjustment D to these pro forma financial statements eliminates the interest income which the Jewell and Indiana Harbor partnerships previously received from Claymont as this interest income will now be received from a subsidiary of SunCoke and will therefore be eliminated in consolidation.

The Company has revised the Registration Statement on page F-12 to include disclosure describing the source of funding and business purpose of the loans in note 2 to the financial statements.

66.	Please provide investors with a more comprehensive explanation as to what the noncash distribution of $535.5 million to Sunoco represents.

Response: The Company has revised the Registration Statement on page F-12 in response to the Staff’s comment.

67.	Please revise your disclosures for the allocated expenses to disclose the allocation methods used (i.e., specific identification method, headcount or payroll dollars, estimated time, etc.) for (a) the employee benefit costs and management incentive plans costs for certain executives and (b) the centralized departments’ costs. Please also revise your disclosures on pages 10 and 44 to provide investors with the allocation method(s) used. Please refer to ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

Response: The Company has revised the Registration Statement on pages 11, 45 and F-13 in response to the Staff’s comment.

4. Income Taxes, page F-15

68.

We note that the provision for income taxes and deferred tax assets have been determined on a theoretical separate-return basis in your historical combined financial statements. We further note your disclosure that Sunoco has previously realized the current tax benefit for substantially all of your federal income tax credits and net operating loss carryforwards that you have recognized as assets in your historical financial statements. As the federal income tax credits and net operating loss carryforwards are no longer available for your future use, including on a standalone basis, it is unclear how you determined that these federal income tax credits and net operating loss carryforwards meet the definition of assets to be recognized in the combined balance sheets. Please provide us with a comprehensive explanation as to how you determined it is appropriate to recognize federal income tax credits and net operating loss carryforwards as assets, including

Ms. Long

Securities and Exchange Commission

May 11, 2011

the specific references to authoritative literature that supports your accounting. Please also provide disclosure that explains whether Sunoco has or intends to reimburse you for the use of your deferred tax assets.

Response: ASC 225-10-S99-3, question 3 indicates that the Staff believes that it is material to investors to know what the effect on income would have been if a registrant had not been eligible to be included in a consolidated income tax return with its parent. The Staff also noted in this release that it believes that it is preferable to calculate the registrant’s tax provision on the separate return basis. As noted in the release, and consistent with the views of the Staff, the Company has determined its provision for income taxes and deferred tax assets in accordance with this separate-return basis method. The Company generates certain tax credits and benefits primarily due to nonconventional fuel tax credits through the production and sale of metallurgical coke. In 2009, the Company also generated a one-time investment tax credit in connection with the construction of its Granite City cokemaking facility. The Company also has net operating loss carryforwards from years in which the Company had a tax loss. As a result of taxable income from its other subsidiaries and/or carryback to prior tax years, Sunoco was able to realize a current benefit from these credits and tax losses except for the nonconventional fuel tax credits attributable to 2010 which is being carried forward as part of Sunoco’s alternative minimum tax credit carryforward. However, on a separate-return basis, in certain years the Company was unable to realize a current benefit on a separate return basis due to either insufficient taxable income and/or the alternative minimum tax computations. However, the Company believes that it is more likely than not that it would realize these benefits via a carryforward to future years on a separate return basis. Accordingly, deferred income tax benefits have been reflected in the Company’s income statements and corresponding deferred tax assets have been established on the Company’s balance sheets. The realization of these benefits in the future on a separate-return basis would occur when the Company generates sufficient taxable income to create a current tax liability which can be offset by the carryforward of the deferred benefit. When this occurs, the Company’s current tax provision would be reduced as would the assumed tax payments that it would make to Sunoco. Accordingly, consistent with the application of the separate return basis, the Company believes it is appropriate to recognize the tax credit and net operating loss carryforwards as deferred tax assets on its balance sheet.

The Company has provided disclosure as to the realization of tax benefits in notes 2 and 4 to the combined financial statements. In note 2, the Company has provided the following disclosure:

“The Company has a non-interest bearing payable to affiliate totaling $55.8 and $25.0 million at December 31, 2010 and 2009. This intercompany balance represents the difference between the taxes

Ms. Long

Securities and Exchange Commission

May 11, 2011

allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.”

In note 3, the Company has provided the following disclosure:

“Cash payments (refunds), including settlements, for income taxes as required under the tax-sharing arrangement with Sunoco amounted to $32.4, $(6.1), and $25.2 million in 2010, 2009, and 2008, respectively.”

The Company respectfully submits that these disclosures adequately describe the process for settlement of tax receivables and payables and the amounts included in the combined financial statements for the years 2010, 2009 and 2008.

As a result of the tax-sharing agreement to be entered into in connection with the Company’s expected separation from Sunoco, the Company does not expect to realize the deferred tax assets which are reflected in its historical financial statements. There are also other transactions that are expected to occur that will impact the assets and liabilities on the Company’s historical balance sheet in connection with the proposed separation. Examples include the notes receivable from Claymont and the Company’s advances from Sunoco, Inc. (R&M). The impact on the Company’s deferred tax liability and other impacts of the separation have been described in the notes to the pro forma balance sheet and income statement. The elimination of the deferred tax assets is specifically described in adjustment F. The Company respectfully submits that this is the appropriate section of the prospectus to discuss these potential adjustments since they are dependent upon completion of the proposed transaction, that it would not be appropriate to include any reference to the impacts of the proposed transaction in the historical financial statements.

8. Black Lung Benefit Obligations, page F-24

69.	Please provide investors with additional disclosure that explains the impact the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 had on your black lung benefit obligations. To the extent that the impact was material, please quantify the impact.

Response: The Company has revised the Registration Statement on page F-24 in response to the Staff’s comment. The Staff is supplementally advised that the impact of the Act was not material.

Ms. Long

Securities and Exchange Commission

May 11, 2011

9. Commitments and Contingent Liabilities, page F-25

70.	We note that you are a party to pending and threatened claims for which it is reasonably possible the claims could be resolved unfavorably to you. We further note that you have assessed materiality of the loss contingency to your financial position. Please expand your conclusion regarding the materiality of your claims as it relates to your liquidity and results of operations. To the extent that the resolution of your claims could have a material impact on your liquidity and/or results of operations, please provide the disclosures required by ASEC 450-20-50-3 to 450-20-50-8. Please refer to ASC 450-20-55-10 — 55-37 for guidance.

Response: The Company revised the Registration Statement on page F-25 to expand its conclusion regarding the materiality of its claims as they relate to the Company’s liquidity and results of operations. The Company has supplementally advised the Staff these items are not material.

14. Subsequent Events, page F-30

71.	Your current disclosure references items “set forth below”. Please provide the disclosures that were intended to be included below the initial paragraph.

Response: The Company has revised the Registration Statement on page F-30 in response to the Staff’s comment to remove the reference.

Exhibit Index

72.	Please file the debt exchange agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Response: The Company respectfully submits that the debt exchange agreement is not a material contract of the Company that is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. This agreement will be entered into principally between Sunoco and the debt exchange parties. The Company will be a party for only the limited purposes of providing certain basic representations and warranties concerning the Company (e.g., no required consents, authority to enter into the agreement, incorporation and good standing, and shares being validly issued, fully paid and non-assessable), which the Company does not consider material.

73.	It appears that you will acquire among the assets agreements that are material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. However, it does not appear that you have included any of these agreements in the exhibit index. Please advise or revise accordingly.

Ms. Long

Securities and Exchange Commission

May 11, 2011

Response: The Company respectfully submits that it has filed or will file all exhibits required by Item 601(b)(10) of Regulation S-K. The Company does not intend to file its coke sales agreements as exhibits because (1) the agreements are such as ordinarily accompanies the business conducted by the Company and its subsidiaries and (2) the business of the Company and its subsidiaries is not “substantially dependent” on any one of the Company’s coke sales agreements.

Item 601(b)(10)(i) of Regulation S-K provides that every contract not made in the ordinary course of business which is material to the registrant must be filed. Item 601(b)(10)(ii) of Regulation S-K, provides that, if a contract is “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need to be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or in significance.” The only possible category that could be relevant to the Company’s coke sales agreements is subclause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services.”

The Company’s current coke sales agreements are ordinary course commercial agreements providing for the sale of metallurgical coke by the Company to its customers. These contracts form the basis of the Company’s business and are described in detail in the Registration Statement. Contracts of this nature must be entered into by independent coke suppliers with their steel customers, and the Company’s coke business has entered into similar contracts with its steel customers throughout the course of the history of the business. The Company therefore believes that the coke sales agreements are contracts that ordinarily accompany the kind of business conducted by the Company.

The Company respectfully submits that it is not substantially dependent on any one of its coke sales agreements and that none of the contracts accounts for the sale of a major part of its coke. In determining whether the Company is substantially dependent on a coke sales agreement, the Company believes that the appropriate financial measure to look at is operating income excluding corporate overhead because that measure reflects the contribution of the relevant coke sales agreement to the Company’s success. The Company believes that revenues are not an appropriate measure because the bulk of the Company’s revenues pursuant to the coke sales agreements are a contractual reimbursement of costs that are passed through to the customer. Prior to the Company’s settlement with ArcelorMittal in January of this year, which resulted in amendments to the Jewell and Haverhill coke sales agreements, the Company’s profitability was highly concentrated in its Jewell coke sales agreement. Following the ArcelorMittal settlement, and once the Company’s Middletown facility is in full production, the Company currently expects that no single coke sales agreement will account for

Ms. Long

Securities and Exchange Commission

May 11, 2011

more than approximately 20 percent of the Company’s operating income excluding corporate overhead costs. For fiscal year 2011, the Company currently estimates that no single coke sales agreement will account for more than 21 percent of the Company’s operating income excluding corporate overhead costs.

Furthermore, the Company believes that if any of its existing coke sales agreements were to be terminated, the Company would be able to sell its coke at prices at least equal to, if not greater than, those contained in its existing agreements. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a deficit in the market resulting from the inability of domestic cokemakers to satisfy domestic coke demand. The Company believes that it has a competitive advantage over its foreign competitors in securing coke sales agreements because internationally sourced coke has been subject to significant price volatility. The Company demonstrated its ability to replace significant coke sales contracts in 2009, after a customer of its Haverhill facility requested to be released from its contracts representing 550,000 tons of coke per year. Concurrent with the termination of these contracts, the Company was able to enter into a new 12-year contract with AK Steel Corporation for the same amount of coke per year at prices that are substantially equal to, and in some respects in excess of, prices under the contracts it replaced. In addition, current coke prices exceed those contained in the Company’s existing coke sales agreements. Finally, the Company believes that most, if not all, of its current customers would continue to purchase coke from its facilities even in the absence of a coke sales agreement due to the proximity of the customers’ steel plants to the Company’s facilities and/or the price and quality of the Company’s coke.

In sum, the Company respectfully submits that it has filed or will file all exhibits required by Item 601(b)(10) of Regulation S-K, and that such exhibits do not need to include its current coke sales agreements because they are agreements that ordinarily accompany the business conducted by the Company and its subsidiaries.

***

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1394.

Sincerely,

/s/ David K. Lam
David K. Lam

Ms. Long

Securities and Exchange Commission

May 11, 2011

cc:	Denise R. Cade, Esq.

Senior Vice President and General Counsel

SunCoke Energy, Inc.

Parkside Plaza

11400 Parkside Drive

Knoxville, TN 37934

Stacy L. Fox, Esq.

Senior Vice President and General Counsel

Sunoco, Inc.

1818 Market Street – Suite 1500

Philadelphia, Pennsylvania 19103